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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-60962

Subject to Completion, Dated January 18, 2002

The information contained in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

8,600,000 Shares

Common Stock
$                per share

Cygnus, Inc. is offering for sale 8,600,000 shares of its common stock with this prospectus supplement.

Our common stock is listed on the Nasdaq National Market under the symbol "CYGN." On January 17, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $5.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-7 of this prospectus supplement and page 5 of the accompanying prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discount
Proceeds to Cygnus

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 1,290,000 additional shares from us within 30 days following the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	Robertson Stephens

The date of this prospectus supplement (to prospectus dated May 15, 2001) is            , 2002.

We provide information to you about this offering of shares of our common stock in two separate documents that are bound together: (a) this prospectus supplement, which describes the specific details regarding this offering, and (b) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should read carefully this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

All references to "we," "us," "our" or "Cygnus" in this prospectus supplement and the accompanying prospectus mean Cygnus, Inc. and its subsidiaries.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

Prospectus Summary

This summary highlights selected information contained in other parts of this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read carefully the entire prospectus supplement and accompanying prospectus, including the "Risk Factors" set forth therein and the reports incorporated by reference in the prospectus.

Our Company

We develop, manufacture and commercialize new and improved glucose monitoring devices. Our products are designed to provide more data to individuals and their physicians and enable them to make better-informed decisions on how to manage diabetes. Our first approved product, called the GlucoWatch Biographer, is a non-invasive, automatic glucose monitoring device.

Our GlucoWatch Biographer can be worn on a person's wrist like a watch and provides up to three glucose measurements per hour for up to 12 hours. The GlucoWatch Biographer is the only product approved by the U.S. Food and Drug Administration, or FDA, that provides frequent, automatic and non-invasive measurement of glucose levels. We believe our product represents the most significant commercial technological advancement in self monitoring of glucose levels since the advent, approximately 20 years ago, of finger-stick blood glucose measurement.

Diabetes

Diabetes typically is a chronic, progressively debilitating disease whereby the body loses its ability to maintain normal glucose levels. Diabetes is the sixth leading cause of death by disease in the United States and has no cure. Diabetes can lead to severe long term health complications, including blindness, kidney disease, heart disease, stroke, nerve damage and peripheral vascular disease, potentially leading to amputation. The American Diabetes Association, or ADA, estimates that 15.7 million people or 5.9% of the population in the United States have diabetes. The ADA estimates that in 1997 total U.S. healthcare expenditures incurred by people with diabetes exceeded $75.0 billion and diabetes-related hospitalizations totaled 13.9 million days, with a mean length-of-stay of 5.4 days.

Managing Diabetes

Current methods for measuring glucose, whereby skin is lanced and a blood sample is obtained for measurement, are painful and inconvenient to the user. The vast majority of people with diabetes do not perform frequent glucose testing, despite substantial clinical evidence of the benefits of more intensive diabetes management.

The ADA estimates that on average people with diagnosed diabetes only test slightly more than once per day. We believe there is a medical need for an improved device that enables individuals and physicians to make better-informed diabetes management decisions.

Our GlucoWatch Biographer

Our GlucoWatch Biographer is comprised of two components: a durable component known as the Biographer, and a consumable component known as the AutoSensor, which measures glucose for up to 12 hours. The GlucoWatch Biographer is designed to be worn during the day or night for glucose monitoring and is expected to mitigate the lack of frequent monitoring due to the pain and disruption of repetitive finger sticking. The GlucoWatch Biographer has alert feature settings for high, low and rapidly falling glucose levels and an electronic diary that can store up to 4,000 glucose readings. The GlucoWatch Biographer enables people with diabetes and their physicians to identify trends and track patterns in fluctuating glucose levels that would be difficult to detect with current testing techniques alone.

In March 2001, we received approval from the FDA to market our GlucoWatch Biographer in the United States for use by adults to detect trends and track patterns of glucose levels as an adjunctive device to supplement, but not replace, blood glucose testing. We are also seeking approval to expand the use of our GlucoWatch Biographer for children and adolescents. In November 2001, we received notification from the FDA that our supplemental pre-market approval, or PMA supplement, for use by children and adolescents had been granted expedited review status.

Clinical Data

We completed four clinical trials for our original PMA application for the GlucoWatch Biographer. We evaluated a total of 480 patients in these trials comparing glucose measurements from our GlucoWatch Biographer to the current standard of care, such as a finger-stick blood glucose test or a standard laboratory analyzer. The percentage of GlucoWatch Biographer readings within the clinically acceptable zones ranged from 94% to 98%. Furthermore, our clinical trials indicate that by using the GlucoWatch Biographer alert features we are able to improve the detection of hypoglycemia and hyperglycemia, as well as rapidly falling glucose levels.

We have also completed a clinical trial studying the use of our GlucoWatch Biographer in children and adolescents aged 7 to 17 and have submitted a PMA supplement to the FDA to expand the label for this product. We expect to publish the results of this study in 2002. We plan to continue conducting clinical trials to expand the acceptance and use of our GlucoWatch Biographer.

Sankyo Agreement

In November 2001, we announced the signing of a co-promotion agreement with Sankyo Pharma, Inc., a wholly owned subsidiary of Sankyo Co. Ltd., a multi-billion dollar Japanese pharmaceutical and medical products company. Pursuant to the agreement, Sankyo is required to pay us $10.0 million, $5.0 million of which has been received. The agreement calls for Sankyo to use a sizable sales force and managed care group to promote the GlucoWatch Biographer in the United States.

Our Strategy

Our objective is to develop medical devices that advance and improve the treatment and management of diabetes for patients and healthcare professionals. To achieve this objective, we are pursuing the following business strategies:

  •
  Maximize the market acceptance of our current and future GlucoWatch Biographer products

  •
  Secure patient reimbursement for the use of the GlucoWatch Biographer

  •
  Expand the uses for our GlucoWatch Biographer

  •
  Continue to improve and enhance our glucose monitoring products

Other Information

Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063. Our telephone number is (650) 369-4300. Our websites can be found at www.cygn.com and www.glucowatch.com. We do not consider, or intend for, information found on our websites to constitute a part of this prospectus.

GlucoWatch is a registered trademark of Cygnus, Inc. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	8,600,000 shares
Common stock to be outstanding after the offering	41,825,540 shares
Use of proceeds
We intend to use the net proceeds from this offering primarily for product development, including clinical trials, manufacturing and commercialization expenditures in support of our GlucoWatch Biographer and general corporate purposes, including working capital.
Nasdaq National Market symbol	CYGN

The number of shares of common stock to be outstanding after the offering as reflected in the table above is based on the actual number of shares outstanding as of January 9, 2002, but does not include, as of that date:

  •
  4,200,598 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $9.43 per share

  •
  1,587,528 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $12.27 per share

  •
  1,666,959 shares of common stock issuable upon conversion of convertible debt at a weighted average conversion price of $12.55 per share

  •
  2,385,893 shares of common stock available for future issuance under our equity incentive plans

As of January 9, 2002, we had $31,373,533 available under our two existing equity lines. We have agreed not to sell securities under these equity lines for a period of 90 days from the date of this prospectus supplement.

Unless otherwise stated, all information contained in this prospectus supplement assumes no exercise of the over-allotment option granted to the underwriters.

Summary Consolidated Financial Data
(in thousands, except per share data)

The following table sets forth our summary consolidated financial data. This data has been derived from our consolidated financial statements for the years ended December 31, 1998, 1999 and 2000, the nine month periods ended September 30, 2000 and 2001 and as of September 30, 2001, which are included in the reports incorporated by reference into the prospectus. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, which are in each case included in the reports incorporated by reference into the prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(unaudited)
Consolidated Statements of Operations Data:
Contract revenues	$457	$2,061	$1,052	$1,038	$5,185
Product revenues	–	–	–	–	337

Total revenues	457	2,061	1,052	1,038	5,522
Costs and expenses:
Cost of product sold	–	–	–	–	36
Research and development	25,635	15,745	21,170	14,355	22,634
Marketing, general and administrative	8,810	4,794	10,072	7,677	11,397

Total costs and expenses	34,445	20,539	31,242	22,032	34,067

Loss from operations	(33,988)	(18,478)	(30,190)	(20,994)	(28,545)
Other expense	(6,446)	(3,496)	(1,717)	(1,304)	(510)

Loss from continuing operations before tax	(40,434)	(21,974)	(31,907)	(22,298)	(29,055)
Provision for tax	–	(200)	(100)	(100)	(500)

Loss from continuing operations	(40,434)	(22,174)	(32,007)	(22,398)	(29,555)
Discontinued operations:
Income from operations of a discontinued segment	1,006	3,031	–	–	–
Gain on disposal of a segment	–	16,308	–	–	–

Net loss before cumulative effect of a change in accounting principle	(39,428)	(2,835)	(32,007)	(22,398)	(29,555)
Cumulative effect of a change in accounting principle	–	–	(5,026)	–	–

Net loss	$(39,428)	$(2,835)	$(37,033)	$(22,398)	$(29,555)

Net loss per share from continuing operations, basic and diluted	$(2.00)	$(0.95)	$(1.22)	$(0.86)	$(1.01)
Net loss per share, basic and diluted	$(1.95)	$(0.12)	$(1.41)	$(0.86)	$(1.01)
Shares used in computation of net loss per share, basic and diluted	20,226	23,354	26,315	26,032	29,167
	September 30, 2001
	Actual	As Adjusted
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$23,726	$63,681
Working capital	8,486	48,441
Total assets	33,946	73,901
Long term obligations and debt, net of current portion and net of convertible debt discount of $3,441	32,278	32,278
Accumulated deficit	(245,378)	(245,378)
Stockholders' equity (net capital deficiency)	(15,296)	24,659

The as adjusted balance sheet data gives effect to the sale of 8,600,000 shares of our common stock in this offering at an assumed public offering price of $5.00 per share, after deducting the underwriting discount and our estimated offering expenses.

Risk Factors

You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus before deciding to invest in our shares.

We have incurred substantial losses, have a history of operating losses, have an accumulated deficit and expect continued operating losses.

We had a net loss from continuing operations of $29.6 million for the nine months ended September 30, 2001. We have experienced operating losses since our inception, and we expect to continue to incur operating losses at least until we have significant product sales, if we ever do. Our historical revenues have been derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our drug delivery business, which was sold and is now shown as a discontinued operation. We may fail in our efforts to introduce our current and future products or to obtain additional required regulatory clearances. Our products may never gain market acceptance, and we may never generate significant revenues or achieve profitability. Furthermore, we expect to significantly increase our level of expenditures for sales, marketing and general and administrative activities in connection with product commercialization, and these expenditures may exceed commercial revenues.

If the market does not accept our new type of product, we may not generate revenues and achieve or sustain profitability.

We are focusing our efforts on a line of frequent, automatic and non-invasive glucose monitoring devices. In order for our products to be successful, we must increase awareness and acceptance of our products among physicians, patients and the medical community. The market may not accept our products, given that they are different from the established finger-stick blood glucose monitors currently on the market. In addition, because our product is based on novel technologies, there can be no assurance that unforeseen problems will not develop with these technologies, that we will be able to successfully address technological challenges we encounter in our research and development programs or that we will be able to develop commercially feasible products.

We have no, or very limited, medical device manufacturing, marketing, sales and distribution experience. If we are unable to maintain satisfactory arrangements for each of these, we may be unable to successfully commercialize our product.

We may encounter problems in manufacturing, marketing, selling or distributing our GlucoWatch Biographer. We have limited manufacturing experience and no, or very limited, experience in marketing, sales and distribution in the medical device field. To successfully manufacture, market, sell and distribute the GlucoWatch Biographer and our other glucose monitoring products under development, we must either develop these capabilities ourselves or rely on arrangements with third parties. We may not succeed in either course of action. As we develop our own capabilities, we will continue to incur significant start-up expenses and we will compete with other companies that have experienced and well-funded operations. In our arrangements with third parties, any revenues we receive will depend on the third party, and we will incur fees or other payment obligations. If we are unable to maintain satisfactory arrangements, we may be unable to successfully commercialize our products or may experience delays in commercialization.

Our GlucoWatch Biographer has been manufactured for commercial sale on a limited basis, and we have no experience manufacturing the volumes that would be necessary for us to achieve significant commercial sales. In the past, we initially experienced problems in scaling-up our transdermal drug delivery products. There can be no assurance that similar problems will not be encountered in the future with our GlucoWatch Biographer or any other new diagnostic devices. To successfully commercialize the Biographer and AutoSensor, we will have to manufacture these products in compliance with regulatory requirements, in a timely manner and in sufficient quantities, while maintaining performance and quality of the products and a commercially feasible cost of manufacturing. There can be no assurance that we will be able to expand and then maintain reliable, full-scale manufacturing of the Biographer and AutoSensor at commercially reasonable prices. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance and personnel staffing levels. In addition, manufacturing facilities will be subject to extensive regulations, including those of the FDA, international quality standards and other regulatory requirements. Difficulties encountered in manufacturing scale-up or failure by us to implement and maintain manufacturing facilities in accordance with FDA regulations, international quality standards or other regulatory requirements could result in a delay or termination of production, which could have a material adverse effect on our business, financial condition and results of operations.

Our product pipeline is severely limited, so the failure of our initial product, the GlucoWatch Biographer, could result in the failure of our entire business.

In 1999, we sold substantially all of the assets of our drug delivery business to Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson company, and terminated our remaining drug delivery projects. We are now exclusively focused on diagnostic medical devices, initially on a line of frequent, automatic and non-invasive glucose monitoring devices. This narrow range of products subjects us to the risk of not having alternative sources of revenue if we are unable to commercialize our narrow line of products. We may not be successful with a non-diversified line of products. A failure of our initial product, the GlucoWatch Biographer, could cut off our only potential source of revenue and result in the failure of our entire business, as could the failure of any of our future products.

To be successful, we will need to continue to develop glucose monitoring products that address the needs of people with diabetes. In addition, we may be evaluating new products outside of the glucose monitoring field that can utilize our diagnostic technologies. Any such products would require significant development and investment, including preclinical and clinical testing, prior to commercialization. From time to time, we have experienced delays or setbacks in the development of certain of our products. For example, in the past, we experienced development delays in the miniaturization of the GlucoWatch Biographer. There can be no assurance that we will be able to successfully address problems that may arise during development and commercialization processes. In addition, there can be no assurance that GlucoWatch Biographer enhancements or future products can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be manufactured in commercial quantities at a reasonable cost, be marketed successfully or achieve market acceptance. If any of our development programs are not successfully completed, required regulatory approvals or clearances are not obtained or products for which approvals or clearances are obtained are not commercially successful, our business, financial condition and results of operations may be materially adversely affected.

We rely on agreements with third parties in order to commercialize our products in the United States and the United Kingdom. If we are unable to maintain these necessary agreements, we may not be able to sell our products or generate revenue.

We have established alliances to facilitate commercialization functions in the United States and the United Kingdom for the GlucoWatch Biographer. In the United States, we have an outsource logistics service contract with Livingston Healthcare Services, Inc., a UPS logistics company, for distribution and customer service. We have a small sales force, and we have a co-promotion agreement with Sankyo Pharma, Inc. with respect to sales of the GlucoWatch Biographer in the United States. In the United Kingdom, we have logistics and customer service contracts, although the sales function is handled by us. We rely on supply and manufacturing agreements, including those with Corium International, E.I. du Pont de Nemours and Company, Hydrogel Design Systems, Inc., Key Tronic Corporation, and Sanmina Corporation, among others. We may never be able to secure necessary commercialization agreements in other countries. If we are unable to secure these necessary agreements, we may not be able to sell our products or, even if such sales are possible, to broadly launch our products in other countries.

Third parties performing these functions may, for competitive reasons, support directly or indirectly a company or product that competes with one of our products. If a third party providing commercialization functions terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements or disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party to provide such commercialization functions. If we were unable to find a replacement third party to perform or fund the activities of the current third party, or we were unable to assume these activities ourselves, our capital requirements could increase substantially and our business and financial condition could be materially harmed.

We depend on third-party suppliers for the Biographer and AutoSensor components. Any interruption in the supply of system components or an increase in the pricing of these components could prevent us from manufacturing our products or reduce our margins.

The Biographer and AutoSensor are manufactured from components purchased from outside suppliers, most of whom are our single source for such components. If we are unable, for whatever reason, to obtain these components from our suppliers or if the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, in the event a current supplier is unable to meet our component requirements, we might not be able to rapidly find another supplier of the particular component or an alternative supply at the same price or lead time. An interruption in the supply of the Biographer or AutoSensor components or excessive pricing of these components could prevent us from manufacturing our products or reduce our margins.

If patients do not receive reimbursement from third-party healthcare payors, we may be unsuccessful in selling our products to a broad range of customers.

Successful commercialization of our products will depend in large part on whether patients who purchase our products will be reimbursed for the expense by third-party payors, which include private insurance plans and Medicare, Medicaid and other federal healthcare programs. There can be no assurance that such reimbursement will be available in a sufficient time frame, or at all. Third-party payors, including federal healthcare programs and managed care and other private insurance plans, are increasingly seeking to contain healthcare costs by limiting the coverage of, and the amount of reimbursement for, new diagnostic products. As a result, adequate levels of reimbursement may not be available for patients, many of whom may therefore not purchase the products. If meaningful reimbursement from third-party payors is not available, we may not be able to achieve a level of market acceptance of the GlucoWatch Biographer or our other products under development, and we may not be able to maintain price levels sufficient to realize an adequate return on our investment. In the United States and other countries, the period of time needed to obtain approval for the reimbursement of our products to patients can be lengthy. As a result, we may need to delay the launch of our products in some countries until we have established eligibility for reimbursement. This delay could potentially harm our business.

We may not continue to receive regulatory approval of our products from the FDA or foreign agencies. If we do not receive regulatory approval from an agency, we will not be able to sell our products or generate revenue in that agency's jurisdiction.

The design, manufacturing, labeling, distribution and marketing of our products are subject to extensive and rigorous government regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory clearance or approvals is lengthy, expensive and uncertain. The FDA may not approve enhancements and possible manufacturing changes to the Biographer and AutoSensor or it may require us to file one or more new pre-market approval, or PMA, applications rather than allowing us to supplement our existing PMA application, which was approved in March 2001. Even if the FDA grants us expedited review status on an application for approval, obtaining approval of a PMA or PMA supplement could take a substantial period of time, and the FDA may not ultimately grant such approval. Moreover, even if regulatory approval is granted, such approval may include significant limitations on intended uses for which any such products could be marketed.

A medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product from the market. Failure to comply with applicable regulatory requirements may result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of our potential products. We are also subject to federal, state and local regulations regarding workplace safety, environmental protection and hazardous material controls, among others, and failure to comply with these regulations may result in similar consequences.

In order for us to market our products in foreign jurisdictions, we and our distributors and agents must obtain required regulatory registrations or approvals and otherwise comply with extensive regulations regarding safety, efficacy and quality in those jurisdictions. Specifically, certain foreign regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. These regulations vary from country to country. There can be no assurance that we will obtain required regulatory registrations or approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining such regulatory registrations or approvals. Delays in obtaining any registrations or approvals required to market our products, failure to receive these registrations or approvals or future loss of previously obtained registrations or approvals could have a material adverse effect on our business, financial condition and results of operations.

Intense competition in the market for glucose diagnostic products could prevent us from increasing or sustaining our revenues and prevent us from achieving or sustaining profitability.

The medical device industry, particularly the market encompassing our GlucoWatch Biographer, is intensely competitive, and we will compete with other providers of personal glucose monitors. Currently the market is dominated by finger-stick blood glucose monitoring products sold by a few major companies. These companies have established products and distribution channels. In addition, several companies are marketing alternative-site devices to monitor glucose levels in a painless manner or in a manner involving less pain than that associated with finger sticking. Furthermore, companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein, as well as developing devices to monitor glucose on a frequent and automatic basis. Another technology that some companies are pursuing utilizes infrared spectroscopy, which uses radiation to measure glucose levels. There can be no assurance that other products will not be accepted more readily in the marketplace than the GlucoWatch

Biographer or will not render our current or future devices noncompetitive or obsolete. Additionally, the GlucoWatch Biographer or our other enhanced products under development may fail to replace any currently used devices or systems.

Furthermore, a number of companies have developed or are seeking to develop new diabetes drugs or treatments that could reduce or eliminate demand for all glucose monitoring systems. In addition, many of our competitors and potential competitors have substantially greater resources, have larger research and development staffs and facilities than we do and have significantly greater experience in developing, manufacturing and marketing glucose monitoring devices than we do. Competition within the glucose monitoring industry could result in price reductions for glucose monitoring devices such that we may not be able to sell the GlucoWatch Biographer at a price level adequate for us to realize a return on our investment.

If we fail to adequately protect our intellectual property, our competitive position could be harmed.

Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, both in the United States and abroad, competitors may be able to practice our technologies. Our success depends in part on our ability to:

  •
  obtain patent protection for our products and processes both in the United States and other countries

  •
  protect trade secrets

  •
  prevent others from infringing on our proprietary rights

There are numerous risks and uncertainties that we face with respect to our patents and other proprietary rights. Currently, most pending patent applications in the United States are maintained in secrecy until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we may not have been the first to file patent applications on our inventions. Our patent applications may not issue into any patents. Once granted, the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may not provide competitive advantages for our products or may be challenged by our competitors and subsequently narrowed, invalidated or circumvented. Competitors may also independently develop similar or alternative technologies or duplicate any of our technologies.

Litigation, interference proceedings, oppositions or other proceedings that we may become involved in with respect to our proprietary technologies could result in substantial cost to us. Patent litigation is widespread in our industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our proprietary rights, and we may not have the required resources to pursue such litigation or to protect our rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, divert the attention of management and technical personnel from other business and development concerns, require disputed rights to be licensed to or from third parties or require us to cease using a product or technology or lose our exclusivity rights with respect to such technology.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Additionally, our trade secrets and know-how could otherwise become known or be independently developed by third parties. Confidentiality agreements with our employees, consultants and corporate partners with access to proprietary information could be breached, and we might not have adequate remedies for any such breach.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Furthermore, we may be prohibited from selling our products before we obtain a license that, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns and also divert efforts of our technical personnel.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

Our registered or unregistered trademarks or trade names, such as the mark GlucoWatch, may be challenged, canceled, infringed upon, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, without which we may be unable to build brand loyalty. Brand recognition is critical to our short-term and long term marketing strategies especially as we commercialize future enhancements to our products. Moreover, if our trademarks are found to infringe on marks belonging to third parties, we may be forced to market our products under a different name, which could require a costly and difficult re-branding effort, and we could be ordered to pay damages to a third party.

If any of our license or other agreements for intellectual property relating to our products are terminated or made non-exclusive, our ability to develop, manufacture or market our products may be materially impaired.

We have entered into agreements with various third parties, including The Regents of the University of California, for licenses of certain intellectual property related to the Biographer and AutoSensor. Pursuant to these agreements, we have been granted rights to certain technologies and manufacturing elements related to our products. These agreements impose on us specific obligations, including, in the case of the University of California license, royalty payments and commercialization milestones. If we fail to meet our obligations under any of these agreements, the license or other rights may be terminated or, in the case of an exclusive arrangement, be made non-exclusive. If any such license or other right is terminated, we may lose our ability to incorporate the applicable technology into our products or to use such technology in the manufacture of our products, which may impair our ability to produce or market the GlucoWatch Biographer or other products. If any such license or other right is made non-exclusive, we may be unable to prevent others from developing, manufacturing and marketing devices based on the same or similar technologies.

Our stock price is volatile, and you may not be able to resell Cygnus shares at or above the price you paid, or at all.

The market price for shares of our common stock has been highly volatile. Factors such as new product introductions by us or our competitors, regulatory approvals or delays, announcements of technological innovations, commencement or termination of strategic relationships, developments relating to our patents or proprietary rights or those of our competitors, the results of clinical trials for our products or products of our competitors, changes in securities analysts' recommendations as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the common stock.

Over the past year, there have been dramatic changes in economic conditions and the general business climate has been negatively impacted. Indices of the U.S. securities stock markets have fallen precipitously and consumer confidence has waned. Accordingly, many economists theorize that the United States is in a recession. Compounding the general unease about the current business climate is the economic and political impact of the September 11, 2001 terrorist attacks in New York, Washington, D.C. and Pennsylvania. After these terrorist attacks, and in the current general economic climate, many companies have experienced and are continuing to experience a negative impact—

unrelated to operating performance—on the market prices of their stock. Fluctuations or decreases in the trading price of our common stock may discourage investors from purchasing our common stock. In addition, in the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs to us and divert management's attention and resources from commercializing our GlucoWatch Biographer.

We are highly leveraged and may be unable to service our debt or satisfy our other obligations. If we cannot pay amounts due under our obligations, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets or sell equity securities.

As of September 30, 2001, we had total liabilities of approximately $52.7 million, including unamortized debt discount of $3.4 million. Of our total liabilities, $17.0 million is scheduled to become due and payable within 12 months. Our ability to meet our debt service obligations and other liabilities depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. We may fail to generate sufficient cash flows in the future to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness. If we cannot generate sufficient cash flows in the future to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness and we are unable to borrow sufficient funds under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, sell all or a portion of our assets or sell equity securities. We may not successfully complete any of these courses of action. The degree to which we are leveraged can exacerbate limitations on our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of our common stock would only receive any assets remaining after satisfaction in full of all indebtedness and preferred stock liquidation preferences, if any.

Ownership dilution caused by the issuance of shares under the equity line agreements or by additional shares of our common stock becoming available for sale in the future could lower our stock price.

As of January 9, 2002, we had $31.4 million available under our two existing equity lines. Under these agreements, each month we may choose to sell up to $4.0 million of common stock and our investors may exercise their option to purchase, subject to our approval, up to an additional $3.0 million of common stock. The total number of shares that may be issued under the equity lines depends on the market price of our common stock at the time that the shares are sold, on whether we choose to sell shares and on the number of shares we choose to sell. The following table illustrates hypothetically the effect that variations in the market price in our common stock and resulting variations in sales prices have on the number of shares issued in a one-month period, assuming that we choose to sell all possible shares under the equity lines.

Price Per Share	Number of Shares Issued Based on a $7.0 Million Maximum (one month)
$20.00	350,000
$15.00	466,667
$10.00	700,000
$ 5.00	1,400,000

Under the equity line agreements, we have agreed to issue warrants to Cripple Creek Securities, LLC to purchase shares in an amount equal to 10% of the number of shares issued under the equity lines in any given year. The warrants are to be issued after the end of each calendar year and will be exercisable for five years from the date they are issued at an exercise price based on the weighted average price at which shares were sold during the preceding calendar year. Moreover, we have agreed to register the shares underlying these warrants to enable such shares to be freely re-sold immediately after the warrants are exercised.

In addition, if we or our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We will need additional financing and it may not be available. If adequate funds are not available or are not available on acceptable terms, we may be unable to market, sell or enhance our products, take advantage of future opportunities or respond to competitive pressures, and any of these situations could negatively impact our business.

In order to market and sell our GlucoWatch Biographer, as well as continue to develop our diagnostic product line, we will require substantial resources. Although we currently have financing instruments in place, we may seek additional funding through public or private financings, including debt or equity financings. We may also seek other financing arrangements. Any additional equity financings are likely to dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or other sources. In particular, our ability to raise funds through the capital markets may be materially adversely affected as a result of any general reduction in commercial activity occasioned by terrorist activity or armed conflict. Even if funds are available, they may not be available on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our commercialization and development activities, license or sell products or technologies that we would otherwise seek to develop ourselves or declare bankruptcy. The amounts and timing of future expenditures will depend on the sales volumes of our GlucoWatch Biographer, the FDA regulatory process, ongoing research and development, results of clinical trials, rates at which operating losses are incurred, execution of commercialization or other agreements, development of our products and other factors, many of which are beyond our control.

If our stock trades below $3.00 per share for 30 consecutive trading days, our shares could be de-listed from the Nasdaq National Market. If our shares are de-listed, our stockholders may experience substantially decreased liquidity in their shares, and the outstanding amounts under our convertible debt could become immediately due and payable.

Our stock is traded on the Nasdaq National Market. For continued listing, Nasdaq currently requires companies, such as ours, without at least $4.0 million in net tangible assets, to avoid having the minimum closing stock bid drop below $3.00 per share for 30 consecutive trading days. Furthermore, Nasdaq may change or suspend its listing requirements at any time. A company whose stock does not meet Nasdaq's requirements may be put on probationary notice. If, after probationary notice, such a stock has not maintained a $3.00 closing bid price for 10 consecutive trading days over the next 90 days, Nasdaq may institute de-listing proceedings. In the event Nasdaq were to institute de-listing procedures on our stock, we would explore the possibility of a reverse stock split to maintain our listing. Any such reverse stock split may fail to achieve the objective of maintaining our listing and have a very negative impact on the value of our stock. If our stock were de-listed from the Nasdaq National Market, our stockholders would find it more difficult to dispose of their shares or obtain accurate quotations as to their market value, and the market price of our stock would likely decline further.

Furthermore, if we fail to maintain our listing with Nasdaq, our investors under the equity line agreements may elect to suspend or terminate those agreements. Additionally, under the terms of our convertible debt, we are required to maintain our listing with Nasdaq. As of September 30, 2001, we have outstanding convertible debt in the amount of $20.5 million (including accrued interest). In the event our shares were to be de-listed, the holders could assert that a default has occurred. A default would result in all outstanding principal and interest becoming immediately due and payable. Payment of these amounts would require us to obtain alternative financing, which may not be available on acceptable terms, if at all, and could lead to bankruptcy.

We do business internationally and are thus subject to corresponding additional political, economic and regulatory uncertainties.

We currently market and sell the GlucoWatch Biographer in the United Kingdom. We believe that, because our industry is global in nature, international activities will continue to be a part of our business activities and that a portion of our revenues will be derived from outside the United States. International operations may be limited or disrupted by:

  •
  obligations to comply with a wide variety of foreign laws and other regulatory requirements

  •
  political or economic instability

  •
  trade restrictions

  •
  changes in tariffs

  •
  restrictions on repatriating profits

  •
  reduced protection for intellectual property rights

  •
  potentially adverse tax consequences

  •
  difficulties in staffing and managing international operations

Also, our business may be adversely affected by fluctuations in currency exchange rates.

We may be subject to product recalls or product liability claims that are costly to defend and could limit our ability to sell our products in the future or damage our reputation.

The design, development, manufacture and use of our medical products involve an inherent risk of product recalls and product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. Product liability insurance is expensive and difficult to maintain or increase. We may become subject to product liability claims, our current insurance may not cover any claims, and adequate insurance may not be available on acceptable terms in the future. We could be held liable for damages in excess of the limits of our insurance coverage. Regardless of insurance coverage, any claim or product recall could result in non-compliance with FDA regulations, force us to stop selling our product and create significant adverse publicity that could harm our credibility and decrease market acceptance of our products.

Competition for qualified personnel exists in our industry and in northern California. If we are unable to retain or hire key personnel, we may not be able to sustain or grow our business.

Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key scientific, manufacturing, sales, marketing, technical, managerial and financial personnel, and also attracting and retaining additional highly qualified personnel in these areas. We face competition for such personnel, and we may not be able to attract and retain these individuals. We compete with numerous pharmaceutical, healthcare and software companies, as well as universities and non-profit research organizations in the northern California business area. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could prevent us from sustaining or growing our business. There can be no assurance that we will continue to be able to attract and retain sufficient qualified personnel.

We do not pay dividends and do not anticipate paying any dividends in the future, so any short-term return on your investment will depend on the market price of our shares.

We have never declared or paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future. Any short-term return on your investment will depend only on the market price of our shares and your ability to liquidate your investment.

We have broad discretion over the use of the net proceeds from the offering.

We have broad discretion to determine the use of the net proceeds of the offering. Our board of directors and management will determine, in their sole discretion without the need for stockholder approval, how to allocate these proceeds. If we do not wisely allocate the proceeds from the offering, we probably will not be successful in carrying out our business plan and our share price will likely fall.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing an acquisition of our company or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our board of directors and management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage an acquisition of our company or other change in control transaction and thereby negatively impact the price that investors might be willing to pay in the future for our common stock.

Forward-Looking Statements

Some of the statements under "Risk Factors," "Business" and elsewhere in this prospectus supplement and accompanying prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus supplement and accompanying prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about our ability to:

  •
  manufacture the Biographer and AutoSensor

  •
  achieve market acceptance of our existing product or future products

  •
  obtain patient reimbursement for our existing product or future products

  •
  develop enhancements to the GlucoWatch Biographer

  •
  obtain FDA approval of GlucoWatch Biographer 2 and other future products

In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus supplement and accompanying prospectus, including in the documents incorporated by reference. The statements under the "Risk Factors" caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995.

We use data and industry forecasts throughout this prospectus supplement obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

S–17

Common Stock Market Data

Our common stock has been traded on the Nasdaq National Market under the symbol "CYGN" since 1991. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2000:
First Quarter	$20.87	$13.37
Second Quarter	16.25	7.00
Third Quarter	14.50	8.81
Fourth Quarter	10.50	3.18
Year Ended December 31, 2001:
First Quarter	$9.00	$3.93
Second Quarter	10.28	6.03
Third Quarter	10.21	3.25
Fourth Quarter	6.28	4.54
Year Ended December 31, 2002:
First Quarter (through January 17, 2002)	$5.65	$4.75

On January 17, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $5.00 per share and there were approximately 756 stockholders of record of our common stock.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $40.0 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $46.0 million. "Net proceeds" is what we expect to receive after deducting the underwriting discount and paying the other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $5.00 per share. We intend to use the net proceeds from this offering primarily for product development, including clinical trials, manufacturing and commercialization expenditures in support of our GlucoWatch Biographer and general corporate purposes, including working capital. Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities.

Dividend Policy

We have never paid any cash dividends on our capital stock. We anticipate that we will retain our earnings, if any, to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Capitalization

The following table shows:

  •
  our unaudited actual capitalization on September 30, 2001

  •
  our as adjusted capitalization on September 30, 2001, assuming the completion of the offering at an assumed public offering price of $5.00 per share, less the underwriting discount and estimated offering expenses associated with this offering

	September 30, 2001
	Actual	As Adjusted
	(in thousands, except share data)
Long term obligations and debt, net of current portion and net of convertible debt discount of $3,441	$32,278	$32,278

Stockholders' equity:
Common stock, $.001 par value; 55,000,000 shares authorized; 31,805,665 issued and outstanding, actual; 40,405,665 issued and outstanding, as adjusted	32	40
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued and outstanding, actual or as adjusted	–	–
Additional paid-in capital	230,045	269,992
Accumulated other comprehensive income	5	5
Accumulated deficit	(245,378)	(245,378)

Total stockholders' equity (net capital deficiency)	(15,296)	24,659

Total capitalization	$16,982	$56,937

The number of shares of common stock as reflected in the table above is based on the number of shares outstanding as of September 30, 2001, and does not include, as of that date:

  •
  4,504,095 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $9.13 per share

  •
  1,066,997 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $13.59 per share

  •
  1,631,955 shares of common stock issuable upon conversion of convertible debt at a weighted average conversion price of $12.55 per share

  •
  2,187,871 shares of common stock available for future issuance under our equity incentive plans

Business

We develop, manufacture and commercialize new and improved glucose monitoring devices. Our products are designed to provide more data to individuals and their physicians and enable them to make better-informed decisions on how to manage diabetes. Our first approved product, called the GlucoWatch Biographer, is a non-invasive, automatic glucose monitoring device. Our GlucoWatch Biographer can be worn on a person's wrist like a watch and provides up to three glucose measurements per hour for up to 12 hours. The GlucoWatch Biographer is the only product approved by the FDA that provides frequent, automatic and non-invasive measurement of glucose levels. We believe our product represents the most significant commercial technological advancement in self monitoring of glucose levels since the advent, approximately 20 years ago, of finger-stick blood glucose measurement.

Current methods for measuring glucose, whereby skin is lanced and a blood sample is obtained for measurement, are painful and inconvenient to the user. Because of this, the vast majority of people with diabetes do not perform frequent glucose testing, despite substantial clinical evidence of the benefits of more intensive diabetes management. These characteristics hinder frequent glucose testing, which is necessary to provide adequate information to manage diabetes. We believe there is an unmet medical need for a device that can provide and track frequent glucose readings automatically and non-invasively. The GlucoWatch Biographer enables people with diabetes and their physicians to identify trends and track patterns in fluctuating glucose levels that would be difficult to detect with current testing techniques alone. Although the GlucoWatch Biographer is not intended to replace existing painful and inconvenient testing methods, we believe our GlucoWatch Biographer will lead to better-informed decisions regarding the way individuals manage their diabetes.

In March 2001, we received approval from the FDA to market our GlucoWatch Biographer in the United States for use by adults to detect trends and track patterns of glucose levels as an adjunctive device to supplement, not replace, blood glucose testing. In November 2001, we received the last approval from the FDA necessary for commercial manufacturing of our GlucoWatch Biographer. Also, in November 2001, we received notification from the FDA that our supplemental pre-market approval, or PMA supplement, application for use of our GlucoWatch Biographer by children and adolescents, ages 7 to 17, had been granted expedited review status.

In November 2001, we announced the signing of a co-promotion agreement with Sankyo Pharma, Inc., a wholly owned subsidiary of Sankyo Co. Ltd., a multi-billion dollar Japanese pharmaceutical and medical products company. Pursuant to the agreement, Sankyo is required to pay us $10.0 million, $5.0 million of which has been received. The agreement calls for Sankyo to use a sizable sales force and managed care group to promote the GlucoWatch Biographer in the United States. We will collaborate with Sankyo in making a concentrated effort to educate healthcare professionals about the benefits of the GlucoWatch Biographer during the first quarter of 2002. Customer sales are expected to commence once a critical mass of medical professionals has been appropriately educated about the use and benefits of our GlucoWatch Biographer.

Diabetes

Diabetes typically is a chronic, progressively debilitating disease whereby the body loses its ability to maintain normal glucose levels. Diabetes is the sixth leading cause of death by disease in the United States and has no cure. Under normal conditions, the body maintains proper glucose levels by releasing insulin in response to increases in blood sugar. Glucose levels are naturally regulated by insulin, a hormone secreted by the pancreas. Insulin is a hormone that regulates the storage and metabolism of glucose. Glucose levels must be maintained within a specific concentration range to ensure optimal cellular function and health. Diabetes develops when the pancreas is unable to produce sufficient levels of insulin or the body is unable to utilize insulin to effectively control glucose metabolism. Diabetes can lead to severe long term health complications, including blindness, kidney disease, heart disease, stroke, nerve damage and peripheral vascular disease, potentially leading to amputation.

Diabetes usually is classified as Type 1 or Type 2. Type 1 diabetes is characterized by a severe lack of insulin secretion by the body. Type 1 diabetes generally occurs during childhood or adolescence, but can occur at any age. Individuals with Type 1 diabetes require daily insulin injections to survive. Type 2 diabetes is the most common form of the disease and is characterized by the body's inability to produce enough insulin or to properly utilize insulin because of tissue resistance to insulin. Type 2 diabetes typically occurs in adulthood, although incidence in younger populations is increasing. Usually Type 2 diabetes is initially managed with diet, exercise and oral medication, although many people with Type 2 diabetes will eventually require daily insulin injections.

The American Diabetes Association, or ADA, estimates that 15.7 million people or 5.9% of the population in the United States have diabetes. It is estimated that 10.3 million people have been diagnosed with diabetes, while 5.4 million people are unaware they have the disease. The ADA expects an additional 798,000 people to have been diagnosed with diabetes in 2001. In a 1999 report, the World Health Organization, or WHO, estimated that between 120 million and 140 million people suffer from diabetes worldwide. The WHO report projects that these numbers will double by 2025.

The ADA estimates that total U.S. healthcare expenditures incurred by people with diabetes exceeded $75.0 billion in 1997, including per capita healthcare costs for people with diabetes of $10,071 compared to $2,699 for people without diabetes. These statistics fail to capture the indirect costs of diabetes such as disability and mortality. The ADA estimates that diabetes-related hospitalizations totaled 13.9 million days in 1997, with a mean length-of-stay of 5.4 days.

Managing Diabetes with Glucose Monitoring

Every person's glucose level varies during the course of the day, depending upon factors such as diet, insulin availability, exercise, illness and stress. To successfully maintain glucose levels within the proper range, a person with diabetes must first measure his or her glucose level and then manage this level by adjusting insulin intake, oral medication, diet and exercise. The person with diabetes must take additional glucose measurements to gauge his or her individual response to the adjustments. The more frequently people with diabetes test their glucose levels and track their activities and food intake, the better they will be able to understand and manage their diabetes. Despite the apparent benefits of frequent monitoring, the ADA estimates that on average people with diagnosed diabetes only test slightly more than once per day. We believe there is a medical need for an improved device that enables individuals and physicians to make better-informed diabetes management decisions.

To obtain a sample with current glucose monitoring systems, users generally are required to prick one of their fingertips with a lancing device, which typically consists of a spring-loaded lancet that penetrates a measured distance into the finger. Users must then draw a sample of blood from the finger, which often requires squeezing the fingertip and may require another finger prick if a sufficient volume of blood is not obtained the first time. After drawing a blood sample, users generally are required to drop the blood sample on a disposable test strip or place the test strip on the blood sample. To obtain additional blood glucose readings, this process must be repeated during the course of the day and can be painful, inconvenient and disruptive to an individual's lifestyle. There are improved lancing methods available that allow blood to be drawn from other areas of the body that are less painful. We believe these methods are still inconvenient for the user and are not likely to result in substantially more frequent testing than current finger-stick methods.

Numerous clinical studies validate the importance of more intensive diabetes management, which includes more frequent testing and more frequent insulin injections. The landmark Diabetes Control and Complications Trial, or DCCT, sponsored by the National Institutes of Health and published in 1993, showed that long term intensive glucose monitoring and therapy slowed the onset and progression of eye, kidney and nerve disease in people with Type 1 diabetes. In the DCCT study, the protocol for intensive glucose management called for blood glucose testing at least four times per day by people with Type 1 diabetes. The DCCT demonstrated that the risk of complications could be reduced by 76% for eye disease, 50% for kidney disease and 60% for nerve disease by intensively managing glucose levels. Similar studies in the United Kingdom and Japan involving people with Type 2 diabetes support the importance of intensive glucose control.

Despite the apparent long term benefits of intensive glucose monitoring and therapy, the DCCT also showed that such intensive management resulted in approximately a three-fold increase in severe hypoglycemia (defined by the DCCT as requiring third-party assistance), sometimes resulting in seizure or coma and often leading to hospitalization. These events are particularly likely to occur during sleep, when the patient is unable to recognize and respond to the symptoms. In addition, when the body experiences hypoglycemia over an extended period, the body's usual warning signs may become dull or switch off altogether, resulting in a condition known as hypoglycemia unawareness, where the patient may experience one of these severe hypoglycemic events without experiencing the symptoms that usually precede such events. The fear of severe hypoglycemia, for example, fainting while driving, is a primary factor deterring patients from intensively managing their diabetes. The dilemma for patients is that they risk the more immediate short-term effects of hypoglycemia in order to avoid the long term effects of hyperglycemia.

Our GlucoWatch Biographer Solution

Our GlucoWatch Biographer is the first and only glucose monitoring system that provides readings frequently, automatically and non-invasively, up to three times an hour, for up to twelve hours, day or night. It can be worn like a wristwatch and is designed to enable people with diabetes and their physicians and other caregivers to identify trends and track patterns in glucose levels that would be difficult to detect with current testing techniques alone. The frequency of the measurements provides more complete information about fluctuations in glucose levels, which we believe enables better-informed decisions regarding diet, medication and physical activities. The GlucoWatch Biographer is not intended to replace existing glucose measurement methods, but is intended to supplement blood glucose testing and provide more frequent information about glucose levels.

The GlucoWatch Biographer differs from other glucose measuring systems in several important ways. Our GlucoWatch Biographer:

  •
  is non-invasive, collecting glucose through the skin, not from blood

  •
  automatically measures and displays glucose levels

  •
  detects trends and tracks patterns in glucose levels as opposed to a single, discrete reading

  •
  alerts a patient when glucose levels are too high, too low, or declining too rapidly

  •
  stores up to 4,000 glucose values in an electronic diary that can be reviewed at the touch of a button

Our Products

    GlucoWatch Biographer

Our GlucoWatch Biographer is comprised of two components: a durable component known as the Biographer, and a consumable component known as the AutoSensor, which measures glucose for up to 12 hours. The GlucoWatch Biographer uses an extremely low electrical current to extract glucose molecules through the skin using patented sampling processes. The glucose is extracted from interstitial fluid that surrounds skin cells, rather than from blood, eliminating the need for multiple finger pricks to provide glucose readings. The Biographer can be worn like a wristwatch and functions like a computer, analyzing and responding to data received from the AutoSensor. The AutoSensor uses proprietary biosensor technology and snaps into the back of the Biographer. The AutoSensor is calibrated with a standard blood glucose measurement and takes three hours to warm up. After the warm-up period, the AutoSensor automatically and non-invasively extracts and measures glucose every 20 minutes for a period of up to 12 hours before requiring replacement. The patient will receive up to three glucose readings per hour.

The GlucoWatch Biographer is designed to be worn during the day or night for glucose monitoring and is expected to mitigate the lack of frequent monitoring due to the pain and disruption of repetitive finger sticking. The Biographer uses proprietary algorithms and performs multiple data integrity checks in order to effectively track trends and patterns in glucose levels. The GlucoWatch Biographer has been designed to recognize fluctuating skin conditions, such as perspiration, and will automatically exclude a reading in order to preserve the integrity of the data. In our clinical trials, this resulted in individuals receiving on average 26 readings per 12-hour period. The Biographer also has FDA-approved software, the GlucoWatch Analyzer, that downloads into a personal computer and is designed to display and store data retrieved by the individual's Biographer. The software uses the data to generate statistical reports and graphs that are designed to create a comprehensive picture of a patient's recent glucose level history and allow for analysis of trends and patterns in glucose levels.

We have commissioned market research studies designed to identify the potential market opportunity for our first generation GlucoWatch Biographer. These studies demonstrated that people with diabetes who perform blood glucose measurements at least 10 times per week and who also inject insulin at least twice a day or wear an insulin pump, what we call "motivated users," are the most likely candidates for our first generation GlucoWatch Biographer.

According to independent market research, there are approximately 2.1 million people in the United States and 1.4 million people in Germany, France, Italy, Spain, the Netherlands and the United Kingdom who meet our definition of motivated users. Furthermore, within this group there are 1.0 million people in the United States and 867,000 people in Germany, France, Italy, Spain, the Netherlands and the United Kingdom who are considered frequent testers, meaning they test their blood glucose levels more than 21 times per week. We believe that these frequent testers are the primary candidates for our first generation GlucoWatch Biographer.

    GlucoWatch Biographer 2

Our second-generation product, the GlucoWatch Biographer 2, has undergone extensive clinical testing. Assuming the FDA ultimately approves this product, its primary benefits, when compared to our first generation product, would consist of reduced warm-up time (from three to two hours), increased number of readings per hour (six versus three), more effective alarm systems and simpler calibration. The GlucoWatch Biographer 2 would also provide up to an additional hour of monitoring time (13 versus 12 hours) before the AutoSensor would need to be replaced and would have the ability to analyze data trends to warn patients of impending hypoglycemia. We intend to complete the PMA supplement submission to the FDA for our GlucoWatch Biographer 2 during the second half of 2002.

    Product Development

Our product development efforts are focused on the performance, convenience and ease of use of our products. We believe that as we make our glucose monitoring systems increasingly easy and simple to use, market penetration will increase, frequency of use will grow and diabetes management will be improved. Areas of focus include further reducing warm-up time, extending the duration of use beyond the expected 13 hours for GlucoWatch Biographer 2, changing the physical profile, enhancing the types of displays and using data for more analytical information.

We are also in the early stages of development for a new device using radio frequency communication to improve the convenience and wearability of our monitoring system. This technology would allow the AutoSensor portion to be worn on the body like a transdermal patch. The AutoSensor portion would communicate with the readout device, in the form of a pager, via radio frequency waves, allowing greater flexibility in both the location of a glucose-extracting component and the new form of the Biographer that displays glucose data.

Our Clinical Trials

We have completed 43 clinical trials resulting in over 50,000 data points after evaluating 2,120 individuals using our GlucoWatch Biographer. None of the individuals evaluated experienced serious adverse health consequences.

    Pivotal Clinical Trials

We have completed four controlled clinical trials involving 480 people with diabetes to evaluate the performance of our GlucoWatch Biographer. These clinical trials involved individuals aged 18 to 81 with either Type 1 or Type 2 diabetes who required treatment with insulin. We submitted the results of these clinical trials to the FDA as part of our PMA application, which was approved in March 2001. All four clinical trials were of similar design and were conducted to assess the effectiveness of the GlucoWatch Biographer in different use environments. In our clinical trials, we compared glucose measurements from our GlucoWatch Biographer to those obtained from finger-stick blood glucose testing or a standard laboratory analyzer. In these clinical trials, the GlucoWatch Biographer accurately identified trends and tracked patterns in glucose levels.

The 480 individuals were divided into four different clinical trials. The first clinical trial evaluated 221 people with diabetes in a clinical setting for 15 hours using our product versus the Hemocue photometer. The second clinical trial evaluated 120 people with diabetes in a home-simulated setting for two days and one night using our product versus the One Touch Profile meter. The third clinical trial evaluated 111 people with diabetes in a home use setting over a five-day period using our product versus the One Touch Profile meter. The fourth clinical trial evaluated 28 patients using our product versus a standard laboratory analyzer, the YSI analyzer. Blood glucose measurements were taken at specific times so that they could be paired with GlucoWatch Biographer readings for analysis. A total of 14,092 paired glucose measurements were observed in all four clinical trials. The Clarke Error Grid, one of the methods used by the FDA for measuring clinical utility, was employed to assess each of the paired measurements in the four clinical trials. In the four clinical trials, the percentage of GlucoWatch Biographer readings within the clinically acceptable zones range from 94% to 98%.

Our clinical trial results also suggest that our GlucoWatch Biographer improves the detection of hypoglycemia, low blood glucose, through the use of the product's low glucose alert option. Hypoglycemia was defined in the home use clinical trial as a blood glucose level of 70mg/dL or below. Blood glucose monitoring carried out twice and four times per day detected 19% and 39%, respectively, of hypoglycemic events in the patients evaluated in the clinical trial. According to the clinical trial data, if the GlucoWatch Biographer low glucose alert feature were set to 90mg/dL, the GlucoWatch Biographer would have detected 62% of hypoglycemia, and 6% of the alarms would have been false positives. If the GlucoWatch Biographer low glucose alert feature were set to 100mg/dL, the GlucoWatch Biographer would have detected 75% of hypoglycemia, and 10% of the alarms would have been false positives. Because the typical response to a low glucose alarm would be simply to eat something to try to bring an individual's blood glucose back to normal levels, we believe that the benefits of detecting hypoglycemia outweigh the inconvenience of false alarms.

Our GlucoWatch Biographer can also improve detection of hyperglycemia, high blood glucose, by using its high glucose alert option. Hyperglycemia was defined in the home use clinical trial as a blood glucose level of 300mg/dL or greater. According to the clinical trial data, if the GlucoWatch Biographer high glucose alert feature were set to 240mg/dL, the GlucoWatch Biographer would have detected 86% of hyperglycemia, and 14% of the alarms would have been false positives. The intended use of our product requires users to confirm glucose measurements with existing blood glucose testing methods prior to dosing with insulin. After meals, hyperglycemia is a recognized problem and is a common occurrence. People with diabetes typically take a single, pre-meal blood glucose test and do not test again after a meal suggesting that post-meal hyperglycemia is not generally detected.

    Other Clinical Trials

We have also completed a clinical trial studying the use of our GlucoWatch Biographer in children and adolescents aged 7 to 17 and have submitted a PMA supplement to the FDA to expand the label for this product. We expect to publish the results of this study later this year. We are also planning to conduct studies required by the FDA as part of our PMA approval to analyze the effect of extended wear on accuracy and utility of the high and low GlucoWatch Biographer alerts. We plan to continue conducting clinical trials to expand the intended use of our GlucoWatch Biographer, as well as to support our efforts to obtain patient reimbursement for the product.

Our Strategy

Our objective is to develop medical devices that advance and improve the treatment and management of diabetes for patients and healthcare professionals. To achieve this objective, we are pursuing the following business strategies:

  •
  Maximize the market acceptance of our current and future GlucoWatch Biographer products.    The introduction of our first generation product will focus on generating physician and patient awareness and knowledge of the unique benefits and performance characteristics of our GlucoWatch Biographer. We are planning to launch an intensive educational campaign by the end of this quarter targeting key endocrinologists and diabetes educators in the United States. We have secured large scale manufacturing capacity and received the necessary regulatory approvals that we believe will allow us to meet anticipated commercial demand. In November 2001, we formed a U.S. co-promotion relationship with Sankyo Pharma, Inc. wherein Sankyo is required to field a specialty sales force of at least 50 people. In addition, we anticipate that over time Sankyo's 450 primary care sales representatives will assist in promoting our products.

  •
  Secure patient reimbursement for the use of the GlucoWatch Biographer.    We plan to begin an intensive effort in the first quarter of 2002 to seek patient reimbursement from government and private payors, including the largest managed care organizations. We anticipate that Sankyo will use its 20-person managed care group to assist us in this effort to obtain patient reimbursement. We are planning additional clinical studies in 2002 to determine the short-term and long term clinical utility of using the GlucoWatch Biographer, which we believe will support our efforts to secure patient reimbursement.

  •
  Expand the uses for our GlucoWatch Biographer.    In March 2001, we received PMA approval of our GlucoWatch Biographer for adults aged 18 and older. In November 2001, the FDA granted expedited review status of our PMA supplement for children and adolescents (ages 7 to 17). We are planning to conduct future clinical trials to further expand the intended use of our product.

  •
  Continue to improve and enhance our glucose monitoring products.    The performance features of our first generation Biographer were established more than three years ago. Since then, we have made and are currently developing enhancements to product performance and user convenience that we expect to be reflected in our GlucoWatch Biographer 2 and in additional future products. We believe that as we enhance user convenience, increasing numbers of people with diabetes will seek the benefits of frequent, automatic and non-invasive monitoring. In addition, we are working on various improvements in our manufacturing processes in order to reduce costs.

Sales and Marketing

On November 28, 2001, we signed a co-promotion agreement with Sankyo Pharma, Inc., a wholly owned subsidiary of Sankyo Co. Ltd., a multi-billion dollar Japanese pharmaceutical and medical products company. The agreement calls for Sankyo to provide a specialty sales force of 50 people to target endocrinologists and diabetologists. Additionally, Sankyo may provide broad market coverage with their 450 primary care sales representatives and may also use their 20-person managed care group to obtain insurance reimbursement. Furthermore, we expect that Sankyo will communicate key scientific data to medical professionals through its 20 medical managers. Pursuant to the agreement, Sankyo is required to pay us $10.0 million. We have received $5.0 million of this amount from Sankyo and expect to receive an additional $5.0 million in the first quarter of 2002. Sankyo will receive a percentage of net sales of our GlucoWatch Biographer and similar products, for its co-promotion efforts.

Under the agreement with Sankyo, we are responsible for, among other things, distribution, marketing and customer service. We expect to launch by the end of the first quarter of 2002 a concentrated joint effort to educate medical professionals about the benefits and proper use of the Biographer. We anticipate that customer sales will begin after a critical mass of medical professionals has been educated about the Biographer.

Initially, customers will purchase the GlucoWatch Biographer directly from us, not through retail channels. We have contracted with Livingston Healthcare Services Inc., a UPS logistics company, to provide warehousing, physical distribution and order taking functions. We expect to enter traditional distribution channels at an appropriate time.

We began selling the GlucoWatch Biographer in the United Kingdom in 2001. The U.K. launch has served as a valuable lead market to understand customer and healthcare experiences with the Biographer prior to the anticipated U.S. launch.

Reimbursement

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay a significant portion of the cost of a patient's medical expenses. A uniform policy of reimbursement does not exist among all these payors. Therefore, reimbursement can be quite different from payor to payor. We believe that reimbursement is an important factor in the success of medical devices. Consequently, we plan to seek reimbursement for our products.

Our GlucoWatch Biographer is not currently reimbursed. We plan to begin an intensive effort in the first quarter of 2002 to seek patient reimbursement from government and private payors, including the largest managed care organizations. We anticipate that Sankyo will use its 20-person managed care group to assist us in this effort to obtain patient reimbursement. We are planning additional clinical studies in 2002 to determine the short-term and long term clinical utility of using the GlucoWatch Biographer. Using the results of these clinical trials, we expect to be able to demonstrate the economic benefits of our product to third-party payors, which we believe will support our efforts to secure patient reimbursement. In addition, we plan to present results from clinical trials at major scientific and medical meetings and publish such results in respected, peer-reviewed medical journals to increase the visibility of our product and its benefits.

Manufacturing

The components of the durable portion of our glucose monitoring system, the Biographer, are manufactured for us by other companies. We perform the final assembly and testing of the Biographer at our facility in Redwood City, California, which complies with all applicable regulatory requirements.

The components of the disposable portion of our system, the AutoSensor, are manufactured for us by other companies and assembled in a third-party facility in Michigan using equipment we own. This facility has been inspected by the FDA and was determined to be in compliance with applicable regulatory requirements. We perform final testing of the AutoSensor at our Redwood City facility to ensure that it meets our specifications.

All of our suppliers must pass our qualification process, and are subject to inspection by us. We regularly conduct quality audits of our key suppliers to ensure compliance with our standards. Several components are only available from a limited number of suppliers. We are in the process of adding suppliers of these parts that we believe meet both our quality standards and the specific regulatory compliance standards.

Intellectual Property

It is our policy to aggressively protect our investments in technology and marketing by filing patent and trademark applications in the United States and key foreign countries. As of December 31, 2001, we had 20 issued U.S. patents and 42 issued foreign patents, with approximately 83 additional patent applications pending worldwide. These patents and applications cover our algorithms and data processing, biosensors, reverse iontophoresis methodologies for glucose as well as other analytes and represent over 24 patent families. As of December 31, 2001, we had six U.S. trademark registrations, with 10 U.S. trademark applications pending or published, and about 62 foreign trademark registrations, with approximately 10 additional foreign trademark applications pending. Our GlucoWatch trademark is registered in the United States, the European Community and other foreign countries.

Additionally, we have a license from The Regents of the University of California relating to their U.S. and foreign patents covering technology for transdermal extraction of glucose and other analytes.

Competition

The self monitoring of blood glucose is a large and growing market. The market is dominated by conventional finger-stick blood measurement technologies, with LifeScan, Inc., Roche Diagnostics Corporation, Bayer AG and Abbott Laboratories having the largest market shares. Conventional finger-stick technology requires the individual to draw blood from the fingertip through the use of a lancet, then place the blood on a test strip that is inserted into a meter. Although this has been the standard of care for more than 20 years, many customers find the procedure to be painful and inconvenient. New products, so called alternative-site technologies, have been recently introduced to reduce the pain of the lancing procedure. These products use multiple sites, not just the fingertip, to extract blood samples.

A number of companies are developing invasive methods to monitor glucose concentrations in interstitial fluid to provide frequent and automatic readings. For example, Medtronic, Inc., through its subsidiary Medtronic MiniMed, currently markets a device that must be implanted by a physician into the patient's abdomen. Glucose readings taken over a period of up to three days can only be retrieved by a physician, who must extract the device and download the data. In addition, some companies are developing technologies that provide non-invasive extraction for episodic readings.

Government Regulation

On March 22, 2001, the FDA granted approval for us to market and commercially distribute the GlucoWatch Biographer in the United States. In the United States, the GlucoWatch Biographer is a prescription device indicated for detecting trends and tracking patterns in glucose levels in adults (ages 18 and older) with diabetes. The product is to be used as an adjunctive device to supplement, not replace, information obtained from standard home glucose monitoring devices. Pursuant to the approval, post-market evaluation studies on certain topics are required after we begin selling. On August 7, 2001, we announced that we had received approval from the FDA of our July 10, 2001 submission regarding our large scale manufacturing of the AutoSensor. In November 2001, we received approval from the FDA of our August 27, 2001 submission for Cygnus to perform final assembly of the Biographer. Also, in November 2001, we received notification from the FDA that our PMA supplement for use of the GlucoWatch Biographer by children and adolescents (ages 7 to 17) has been deemed suitable for filing and will receive expedited processing.

In 1999, we first received a CE Certificate for our GlucoWatch Biographer, indicating that the product met the essential requirements and other criteria of the European Community Directive

93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. In the European Community, the GlucoWatch Biographer does not require a prescription.

Our manufacturing facility is subject to periodic inspection by federal, state and foreign regulatory authorities and has been registered by the FDA and licensed by the California Department of Health Services, Food and Drug Branch. Our quality assurance system is also subject to regulation by both the FDA and the State of California. We also comply with ISO 9001, EN 46001, and ISO 13485 standards. ISO standards have been developed to signify that companies have a quality manufacturing system with products that meet international quality standards.

Employees

As of December 31, 2001, we had a total of 102 full-time employees with 92 in the United States and 10 in the United Kingdom. Of this total number of employees, 47 are in research and development, scientific affairs and quality assurance, 36 are in selling and general administration, and 19 are in operations. None of our employees is represented by a labor union. We have not experienced any labor-related work stoppages and we believe we have good relations with our employees.

Facilities

We lease an approximately 38,000 square foot building in Redwood City, California. The building is used for laboratory space, for final assembly of the Biographer and for administrative offices. Our lease on our Redwood City building ends in 2003, and we have an option to renew at the then-prevailing market rent through 2008. We also lease office space in Reading, United Kingdom through our wholly-owned subsidiary, Cygnus (UK) Limited.

Legal Proceedings

We are currently not subject to any material legal proceedings.

Management

Directors and Executive Officers

Our directors and executive officers, and their ages and positions are as follows:

Name	Age	Position
John C Hodgman	47	President, Chief Executive Officer and Chairman of the Board
Craig W. Carlson	53	Chief Operating Officer, Chief Financial Officer and Senior Vice President
Neil R. Ackerman, Ph.D.	58	Chief Technical Officer and Senior Vice President, Research & Development and Scientific Affairs
Barbara G. McClung	47	General Counsel, Senior Vice President and Secretary
André F. Marion (1)(2)	66	Vice Chairman of the Board
Frank T. Cary (1)(2)	81	Director
Richard G. Rogers (1)(2)	72	Director
Walter B. Wriston (1)(2)	82	Director

(1)
Member of the Audit Committee
(2)
Member of the Compensation Committee

John C Hodgman was appointed Chairman of the Board in 1999 and has served as a director, President and Chief Executive Officer since August 1998. He was President, Cygnus Diagnostics from May 1995 to August 1998, during which time he was responsible for all commercialization efforts for the GlucoWatch Biographer, and was also Chief Financial Officer of Cygnus, Inc. Mr. Hodgman joined Cygnus in August 1994 as Vice President, Finance and Chief Financial Officer. Prior to joining Cygnus, Mr. Hodgman served as Vice President of Operations and Finance and Chief Financial Officer for Central Point Software, a personal computer and networking software company. Prior to that, he was the Vice President of Finance and Administration and Chief Financial Officer of Ateq Corporation. Mr. Hodgman holds a B.S. degree from Brigham Young University and an M.B.A. from the University of Utah.

Craig W. Carlson was appointed Chief Operating Officer in December 2000 and has served as Chief Financial Officer since 1998, with responsibilities for finance, corporate communications, information technology and, since 2000, marketing, sales and European operations at Cygnus. He joined Cygnus in July 1993 as Vice President, Corporate Communications, became Vice President, Strategic Planning and Corporate Marketing, then assumed responsibility for finance and information technology in 1997 as Senior Vice President, Finance. From 1988 to July 1993, he was Vice President and Group Director at Young & Rubicam Advertising in San Francisco. Prior to that, Mr. Carlson was Vice President of Campbell-Mithun Advertising. He holds a B.A. from Union College, an M.S. Ed from Hofstra University and an M.B.A. from Stanford University.

Neil R. Ackerman, Ph.D. was appointed Chief Technical Officer in December 2000 and has served as Senior Vice President, Research & Development and Scientific Affairs since September 1998. Dr. Ackerman joined Cygnus in May 1994 as Vice President, Research & Development and, from January 1997 to September 1998, Dr. Ackerman served as Senior Vice President, Research & Development. From 1990 to May 1994, Dr. Ackerman served as Vice President of Research and Development for Glycomed, leading its discovery efforts on cardiovascular and inflammatory diseases. From 1982 to 1990, he was Research Director, Cancer and Inflammatory Diseases with DuPont Pharmaceuticals. Prior to that time, he had research and management positions at Syntex Corporation and Pfizer, Inc. Dr. Ackerman received B.S. and Ph.D. degrees from the University of Maryland and completed a post-doctoral fellowship in immunology at Stanford University.

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Barbara G. McClung was appointed General Counsel, Senior Vice President and Corporate Secretary in December 1998 and also assumed responsibilities for human resources shortly thereafter. Ms. McClung joined Cygnus in January 1998 as Vice President, Intellectual Property. In August 1998, Ms. McClung was promoted to Vice President and General Counsel. Prior to joining Cygnus, from August 1990 to January 1998, she was Corporate Patent Counsel at Chiron Corporation, a biotechnology company. Prior to that she was Patent Counsel at DuPont. She is a member of the California, Delaware, and Pennsylvania bars, as well as being a registered patent attorney before the United States Patent and Trademark Office. Ms. McClung received a J.D. from the University of Pennsylvania Law School, as well as a B.A. from the University of California, San Diego, and an M.A. from the University of Pennsylvania.

André F. Marion was appointed Vice Chairman of the Board in August 1998. He has served as a director of Cygnus since August 1994. Mr. Marion was a founder of Applied Biosystems, Inc., a supplier of instruments for biotechnology research, and served as its Chairman of the Board and Chief Executive Officer from 1981 until February 1993, when it merged with The Perkin-Elmer Corporation, a manufacturer of analytical instruments. Mr. Marion served as Vice President of the Perkin-Elmer Corporation and President of its Applied Biosystems Division until his retirement in February 1995. Mr. Marion is also a director of Molecular Devices Corp., Applied Imaging Corporation, Aclara BioSciences, Inc. and several privately held companies.

Frank T. Cary has served as a director since July 1992. He was Chairman of the Board and Chief Executive Officer of International Business Machines Corporation (IBM) from 1973 until 1981. Mr. Cary is also a director of Celgene Corporation, ICOS Corporation, Lexmark International, Inc., VION Pharmaceuticals, Inc. and Lincare, Inc.

Richard G. Rogers has served as a director since October 1989. He was President and Chief Operating Officer of Syntex Corporation, a pharmaceutical company, from 1982 until his retirement in 1985.

Walter B. Wriston has served as a director of Cygnus since July 1992. He was Chairman of the Board of Citicorp/Citibank, N.A. from 1970 through 1984 and its Chief Executive Officer from 1967 until his retirement in 1984. Mr. Wriston is also a director of ICOS Corporation, VION Pharmaceuticals, Inc. and one privately held company.

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Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Robertson Stephens, Inc. are acting as the representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Robertson Stephens, Inc.

Total	8,600,000

The underwriters have agreed to purchase all of the shares offered by this prospectus supplement and accompanying prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                        , 2002 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $            per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $            per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriters to purchase a maximum of 1,290,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to the public will be $                        million, and the total proceeds to us will be $                        . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us.

	Per Share	Total Without Exercise of Over-Allotment Option	Total with Full Exercise of Over-Allotment Option
Cygnus, Inc.	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $250,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our officers and directors have agreed to a 90-day "lock-up" with respect to the shares of our common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. Certain securityholders have agreed to a 90-day "lock-up" with respect to approximately 1,476,435 shares of our common stock that may be issued pursuant to warrants they hold. We have entered into a similar lock-up agreement with respect to the issuance and sale of our equity securities. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus supplement, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. The underwriters may, however, engage in the following activities in accordance with the rules:

  •
  Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  •
  Over-allotments, short sales and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  •
  Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  •
  Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

Selected legal matters with respect to the validity of common stock offered by this prospectus supplement will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters relating to the shares of common stock offered by this prospectus supplement will be passed upon for the underwriters by McDermott, Will & Emery, Los Angeles, California.

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PROSPECTUS

$50,000,000

CYGNUS, INC.

COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
DEBT SECURITIES
WARRANTS

        This prospectus relates to common stock, preferred stock, depositary shares representing preferred stock, debt securities and warrants for debt and equity securities which we may sell from time to time in one or more offerings up to an aggregate public offering price of $50,000,000. We will provide specific terms of these sales in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in the prospectus or the accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is May 15, 2001

About this Prospectus

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may sell common stock, preferred stock, depositary shares representing preferred stock, debt securities and warrants for debt and equity securities from time to time in one or more offerings up to an aggregate public offering price of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

Cygnus, Inc.

We are engaged in the development and manufacture of diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost-effectively. The first such device is a frequent, automatic and non-invasive glucose monitoring device, the GlucoWatch® Biographer. On March 22, 2001, we received approval from the FDA to commercially distribute our GlucoWatch Biographer in the United States.

        In March 2001, we signed a U.S. Market Research Agreement with LifeScan, Inc., a Johnson & Johnson company, for the GlucoWatch Biographer. Under the terms of the agreement, LifeScan will have exclusive access for a limited period of time to data from a pilot marketing program to be conducted in the United States by us for our GlucoWatch Biographer. The agreement also calls for us to have exclusive access to any market research conducted by LifeScan relating to our GlucoWatch Biographer. In addition, the agreement provides LifeScan a right of first refusal with respect to a Comprehensive Collaboration Agreement from the signing of the agreement to at least sixty days after market research data has been received by LifeScan. A Comprehensive Collaboration Agreement is defined in the agreement as one company providing all commercial functions necessary to market, sell, supply, distribute and support customers in the United States Neither party has any obligation to enter into a Comprehensive Collaboration Agreement.

        In March 2001, we established Cygnus International, Inc., a Delaware corporation and a wholly owned subsidiary of Cygnus, Inc., to manage general and administrative activities of our international operations.

        We believe that the number of people worldwide with diabetes is increasing. In the United States alone, we believe that more than 10 million people have been diagnosed with diabetes, with another six million having the condition but not yet diagnosed. Clinical studies sponsored by the United States National Institutes of Health (NIH) indicate that better management of glucose levels through more frequent testing and more frequent insulin injections would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, most people with diabetes currently test their glucose levels less than half as often as recommended, resulting in limited information to make decisions that could better control glucose fluctuations. We believe this lack of information presents a significant unmet need for a new type of glucose monitoring device.

        To address this unmet need, our GlucoWatch Biographer provides frequent, automatic and non-invasive glucose measurements and is intended for detecting trends and tracking patterns of glucose levels in adults, 18 years and older, who have diabetes. The device is intended for use at home and in healthcare facilities to supplement, not replace, information obtained from standard home blood glucose monitoring devices. Following a three-hour warm-up period and calibration from a finger-stick blood measurement, the device is capable of providing up to 36 non-invasive glucose measurements over 12 hours. The extracted glucose is collected in the AutoSensor, which is attached to the back of the Biographer and replaced after 12 hours of measurements. The GlucoWatch Biographer system (i.e., the Biographer and AutoSensor) offers features such as alerts that indicate hypoglycemic and hyperglycemic conditions and event markers that record factors affecting glucose levels.

        It has been our priority to establish alliances to allow us to successfully develop, manufacture and commercialize the GlucoWatch Biographer. We have already entered into several agreements, including the following:

  •
  a patent license agreement with The Regents of the University of California;

  •
  supply agreements relating to materials for our GlucoWatch Biographer, including those with E.I. du Pont de Nemours and Company, Key Tronic Corporation and Hydrogel Design Systems, Inc.;

  •
  contract manufacturing agreements with Contract Manufacturing, Inc., now Corium International, for the consumable AutoSensor, and with Sanmina Corporation for the manufacture of the durable GlucoWatch Biographer; and

  •
  an outsource logistics service contract with Livingston Healthcare Services, Inc. to provide receiving, storage, customer service, technical support and shipment in the United States, as well as logistics contracts with companies for the United Kingdom.

        In 1999, we applied to the FDA for approval to sell our GlucoWatch Biographer. On December 6, 1999, our PMA application received a unanimous recommendation for approval, subject to conditions, from the FDA's Clinical Chemistry and Clinical Toxicology Devises Panel of the Medical Devices Advisory Committee. In May 2000, we received an approvable letter from the FDA for our GlucoWatch Biographer wherein specific, final conditions relating to manufacturing, final printed labeling materials and post-market evaluations of certain aspects of product performance were set forth.

        On March 22, 2001, the FDA granted approval for us to market and commercially distribute our GlucoWatch Biographer in the United States as a prescription device for adults (18 years and older). As previously indicated in the approvable letter, post-market evaluation studies on certain topics are required after we begin selling. We are introducing the GlucoWatch Biographer in the United States initially on a limited basis to a small number of patients selected by designated physicians for a pilot marketing program. We are conducting this program to learn more about patients' and caregivers' firsthand experiences with the GlucoWatch Biographer. To support that effort, comprehensive training materials and curricula have been completed and distributed to physicians and healthcare professionals. In addition, new clinical research trials will be started to potentially expand the indications for the GlucoWatch Biographer, including its use with gestational diabetes. We have begun clinical trials with children and adolescents (ages 7-17). We also have begun outcome studies designed to demonstrate the benefits of our GlucoWatch Biographer, collecting information that can become part of efforts to secure reimbursement from managed care organizations. We have initiated professional education programs to introduce our technology to physicians and other diabetes healthcare professionals.

        It was in mid-1998 that we established the product specifications and manufacturing processes for the GlucoWatch Biographer system that have been approved by the FDA. Since that time, we have developed, and continue to develop, a number of enhancements to the GlucoWatch Biographer's performance and user convenience, and are developing a future product utilizing communication by radio frequency. Additionally, we are working on equipment and processes for improving manufacturing capacity and reducing manufacturing costs. Before we can make the GlucoWatch Biographer broadly available, we must qualify and validate our large scale production equipment and processes. We will submit some of these product and manufacturing enhancements to the FDA by supplementing our existing PMA application.

        In 1999, we first received a CE Certificate for the GlucoWatch Biographer system, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. In the fourth quarter of 2000, we shipped our first commercial GlucoWatch Biographers to the United Kingdom and are continuing sales therein.

        We have a limited operating history and we have not reported an operating profit for any year since our inception. We expect our net losses to continue for the foreseeable future. At March 31, 2001, our accumulated deficit and net capital deficiency were approximately $220.8 million and $16.9 million, respectively. We have no experience developing, manufacturing, or commercializing diagnostic products, and there have been no sales of our GlucoWatch Biographer in the United States to date.

        Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063 and our telephone number is 650-369-4300. As used in this prospectus, the words "we," "us," "our" and "Cygnus" refer to Cygnus, Inc., a Delaware corporation.

Risk Factors

The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in Cygnus, Inc. and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption "Risk Factors" in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements under "Cygnus, Inc." and "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus, including in the documents incorporated by reference, that are not statements of historical fact. Forward-looking statements include, but are not limited to, statements about:

  •
  our ability to manufacture and commercially scale-up the GlucoWatch Biographer;

  •
  plans for commercialization alliances;

  •
  our ability to achieve market acceptance of the GlucoWatch Biographer; and

  •
  plans for enhancements and possible manufacturing changes through the pre-market approval supplement process.

        In some cases, you can identify these statements by words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference.

Ratio of Earnings To Fixed Charges

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is the sum of pre-tax income or loss from continuing operations and fixed charges. Fixed charges is the sum of all interest, whether expensed or capitalized, amortization of debt issuance costs, discounts or premiums related to indebtedness, and the estimated interest component of rental expense.

        The Company has a history of operating and net losses, and therefore no earnings have been available to cover fixed charges. Fixed charges, which consist of interest, whether expensed or capitalized, and the estimated interest component of rental expense, are as follows:

	Year ended December 31,
March 31 2000
	2000	1999	1998	1997	1996
$935,742	$8,906,232	$3,530,643	$9,159,177	$1,716,474	$744,311

Use of Proceeds

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for manufacturing and commercialization expenditures in support of our GlucoWatch Biographer and for general corporate purposes, including working capital. General corporate purposes may include acquisitions, investments, repayment of debt, capital expenditures, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose.

Description of the Common Stock And Preferred Stock We May Offer

The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities but is not complete. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation and bylaws that are incorporated by reference into the registration statement which includes this prospectus and, with respect to preferred stock, the certificate of designation which will be filed with the Securities and Exchange Commission for each series of preferred stock we may designate, if any. We also refer you to the description of our common stock and preferred stock set forth in our Registration Statement on Form S-1 that was filed with the SEC, including the description of our stockholder rights plan, or poison pill, described therein.

        We will describe in a prospectus supplement the specific terms of any common stock or preferred stock we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such common stock or preferred stock may differ from the terms described below.

Common Stock

        Under our amended and restated certificate of incorporation we may issue up to Fifty-Five Million (55,000,000) shares of common stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Cygnus board of directors out of funds legally available for that purpose. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

        Our common stock is listed on the Nasdaq National Market under the symbol "CYGN." The transfer agent and registrar for our common stock is Mellon Investor Services, LLC (415-743-1424).

Preferred Stock

        Under our amended and restated certificate of incorporation we may issue up to Five Million (5,000,000) shares of preferred stock. No shares of preferred stock or options to purchase preferred stock are currently outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the common stock.

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Cygnus without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

        Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

  •
  the number of shares in the series of preferred stock;

  •
  the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

  •
  the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

  •
  the voting rights of that series of preferred stock, if any;

  •
  any conversion provisions applicable to that series of preferred stock;

  •
  any redemption or sinking fund provisions applicable to that series of preferred stock;

  •
  the liquidation preference per share of that series of preferred stock, if any; and

  •
  the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized But Unissued Stock

        We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

        The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of Cygnus and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Cygnus to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Cygnus outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

        We are subject to the provisions of Section 203 of the Delaware general corporation law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Cygnus without further action by the stockholders.

        Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. Our bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, or the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, or the president. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

Description of the Depositary Shares We May Offer

The following description of the depositary shares we may offer, together with the additional information included in any prospectus supplements, describes the material terms and provisions of this type of security but is not complete. For a more complete description of the terms of the depositary shares, please refer to the Deposit Agreement relating to the depositary shares and the depositary receipt relating to the preferred stock that is attached to the Deposit Agreement. We will file those documents with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        We will describe in a prospectus supplement the specific terms of any depositary shares we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such depositary shares may differ from the terms described below.

General

        If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance of receipts for depositary shares to any holder of such fractional interests. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a Deposit Agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the Deposit Agreement.

        The Deposit Agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

Dividends and Other Distributions

        The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date (provided, however, that if we or the depositary is required by law to withhold an amount on account of taxes, then the amount distributed to the holders of depositary shares shall be reduced accordingly). The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

        If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The Deposit Agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange and Redemption

        If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

        Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption of the applicable series of preferred stock. The depositary will mail notice of redemption or conversion to the record holders of the depositary shares which are to be redeemed between 30 and 60 days before the date fixed for redemption or conversion. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares are to be redeemed by lot on a pro rata basis or by any other equitable method as the depositary may decide.

        After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

Voting

        When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder's depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments

        We and the depositary may agree at any time to amend the Deposit Agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the Deposit Agreement or that (b) otherwise materially adversely affects any substantial existing rights of holders of depositary shares, will not take effect until such amendment is approved by the holders of at least a majority of the depositary shares then outstanding. Any holder of depositary shares that continues to hold its shares after such amendment has become effective will be deemed to have agreed to the amendment.

Termination

        We may direct the depositary to terminate the Deposit Agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. The depositary may terminate the Deposit Agreement if 90 days have elapsed after the depositary delivered written notice of its election to resign and a successor depositary is not appointed. In addition, the Deposit Agreement will automatically terminate if:

  •
  the depositary has redeemed all related outstanding depositary shares;

  •
  all outstanding shares of preferred stock have been converted into or exchanged for common stock; or

  •
  we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment of Fees and Expenses

        We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and governmental charges and any other charges as are stated in the Deposit Agreement for their accounts.

Resignation and Removal of Depositary

        At any time, the depositary may resign by delivering notice to us, and we may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports and Obligations

        The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our amended and restated certificate of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit

Agreement. The Deposit Agreement limits our obligations to performance in good faith of the duties stated in the Deposit Agreement. The depositary assumes no obligation and will not be subject to liability under the Deposit Agreement except to perform such obligations as are set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with a satisfactory indemnity. In performing our obligations, we and the depositary may rely and act upon the advice of our counsel or accountants, on any information provided to us by a person presenting shares for deposit, any holder of a receipt, or any other document believed by us or the depositary to be genuine and to have been signed or presented by the proper party or parties.

Description of the Debt Securities We May Offer

The following description of the debt securities we may offer, together with the additional information included in any prospectus supplement, describes the material terms and conditions of this type of security but is not complete. For a more detailed description of the terms of the debt securities, please refer to the indenture among Cygnus and a trustee to be selected, relating to the issuance of the senior notes, and the indenture among Cygnus and a trustee to be selected, relating to issuance of the subordinated notes. We will file those documents with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        We will describe in a prospectus supplement the specific terms of any debt securities we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such debt securities may differ from the terms described below.

        The senior notes will be issued under one or more senior indentures to be entered into between Cygnus and the trustee named in the senior indenture. The subordinated notes will be issued under one or more subordinated indentures to be entered into between Cygnus and the trustee named in the subordinated indenture. As used herein, the term "indentures" refers to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. As used herein, the term "trustee" refers to either the senior trustee or the subordinated trustee, as applicable.

        The following summaries of certain material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indentures applicable to a particular series of debt securities, including the definitions therein of certain terms. Except as otherwise indicated, the terms of the senior indenture and the subordinated indenture are identical.

General

        Each prospectus supplement will describe the following terms relating to each series of notes that we may issue:

  •
  the title;

  •
  whether the notes are senior debt securities or subordinated debt securities and the terms of subordination;

  •
  any limit on the amount that may be issued;

  •
  whether or not such series of notes will be issued in global form, the terms and who the depositary will be;

  •
  the maturity date(s);

  •
  the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

  •
  the place(s) where payments shall be payable;

  •
  Cygnus' right, if any, to defer payment of interest and the maximum length of any such deferral period;

  •
  the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at Cygnus' option, and other related terms and provisions;

  •
  the date(s), if any, on which, and the price(s) at which Cygnus is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, such series of notes and other related terms and provisions;

  •
  the denominations in which such series of notes will be issued, if other than denominations of $1,000 and any integral multiple thereof;

  •
  any addition to, or modification or deletion of, any event of default or any covenant of Cygnus specified in the applicable indenture with respect to such series of notes;

  •
  terms and conditions, if any, pursuant to which such series of notes are secured; and

  •
  any other terms.

        The debt securities may be issued as original issue discount securities. An original issue discount security is a debt security, including any zero-coupon debt security, which:

  •
  is issued at a price lower than the amount payable upon its stated maturity; and

  •
  provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

        U.S. federal income tax considerations applicable to debt securities sold at an original issue discount security will be described in the applicable prospectus supplement. In addition, U.S. federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

        Under the indentures, Cygnus will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless such reopening was restricted when the series was created, in an aggregate principal amount determined by us. All such debt securities including those issued pursuant to such reopening shall vote together as a single class.

Conversion or Exchange Rights

        The terms on which a series of notes may be convertible into or exchangeable for common stock or other securities of Cygnus will be set forth in the prospectus supplement relating thereto. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Cygnus, and may include provisions pursuant to which the number of shares of common stock or other securities of Cygnus to be received by the holders of such series of notes would be subject to adjustment.

Consolidation, Merger or Sale

        Unless otherwise noted in a prospectus supplement, the indentures will not contain any covenant which restricts the ability of Cygnus to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of its assets. However, any successor or acquirer of such assets must assume all of the obligations of Cygnus under the indentures or the notes, as appropriate.

Events of Default Under the Indenture

        The following will be events of default under the indentures with respect to any series of notes issued:

  •
  failure to pay interest when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

  •
  failure to pay the principal (or premium, if any) when due;

  •
  failure to observe or perform any other covenant contained in the applicable series of notes or the indentures (other than a covenant specifically relating to another series of notes), and such failure continues for 90 days after Cygnus receives notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of that series;

  •
  if the series of notes is convertible into shares of common stock or other securities of Cygnus, failure by Cygnus to deliver common stock or the other securities when the holder or holders of such securities elect to convert the debt securities into shares of common stock or other securities of Cygnus; and

  •
  certain events of bankruptcy, insolvency or reorganization of Cygnus.

        The supplemental indenture or the form of note for a particular series of notes may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of notes, see the prospectus supplement relating to such series.

        If an event of default with respect to notes of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice in writing to Cygnus (and to the debenture trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

        The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest (unless such default or event of default has been cured in accordance with the indenture).

        Any such waiver shall cure such default or event of default.

        Subject to the terms of the indentures (as supplemented), if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

  •
  it is not in conflict with any law or the applicable indenture;

  •
  the trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

  •
  subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

        A holder of the notes of any series will only have the right to institute a proceeding under the indenture or to appoint a receiver or another trustee, or to seek other remedies if:

  •
  the holder has given written notice to the trustee of a continuing event of default with respect to that series;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and

  •
  the trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after such notice, request and offer.

        These limitations do not apply to a suit instituted by a holder of notes if Cygnus defaults in the payment of the principal, premium, if any, or interest on, the notes.

        Cygnus will periodically file statements with the trustee regarding its compliance with certain of the covenants in the indentures.

Modification of Indenture; Waiver

        Cygnus and the trustee may change an indenture without the consent of any holders with respect to certain matters, including:

  •
  to cure any ambiguity, defect or inconsistency in such indenture;

  •
  to change anything that does not materially adversely affect the interests of any holder of notes of any series;

  •
  to provide for the assumption by a successor person or the acquirer of all or substantially all of the assets of Cygnus of the obligations of Cygnus under such indenture;

  •
  to add to the covenants of Cygnus for the benefit of holders of notes of any series or to surrender any right or power conferred upon Cygnus; and

  •
  to comply with any requirement of the SEC in connection with the qualification of an indenture under the Trust Indenture Act.

        In addition, under the indentures, the rights of holders of a series of notes may be changed by Cygnus and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding notes affected:

  •
  changing the fixed maturity of such series of notes; or

  •
  reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any such notes.

        In addition, any reduction in the percentage of principal amount of notes, the holders of which are required to consent to any amendment, modification or waiver under the applicable indenture will require the affirmative consent of at least the percentage of notes which would originally have been required to make such consent, modification or waiver effective.

Form, Exchange and Transfer

        The notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that notes of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by Cygnus and identified in a prospectus supplement with respect to such series.

        At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes of any series will be exchangeable for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

        Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, notes may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by Cygnus or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by Cygnus for such purpose. Unless otherwise provided in the notes to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but Cygnus may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by Cygnus for any notes will be named in the applicable prospectus supplement. Cygnus may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Cygnus will be required to maintain a transfer agent in each place of payment for the notes of each series. If the notes of any series are to be redeemed, Cygnus will not be required to:

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  issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing; or

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  register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any such notes being redeemed in part.

Information Concerning the Trustee

        The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically set forth in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

        Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes, or one or more predecessor securities, are registered at the close of business on the regular record date for such interest.

        Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by Cygnus, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in The City of New York will be designated as Cygnus' sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by Cygnus for the notes of a particular series will be named in the applicable prospectus supplement. Cygnus will be required to maintain a paying agent in each place of payment for the notes of a particular series.

        All moneys paid by Cygnus to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to Cygnus, and the holder of the security thereafter may look only to Cygnus for payment thereof.

Governing Law

        The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York.

Subordination of Subordinated Notes

        The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of Cygnus' other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which Cygnus may issue, nor does it limit Cygnus from issuing any other secured or unsecured debt.

Description of the Warrants We May Offer

We may issue warrants, including warrants to purchase common stock, preferred stock, debt securities, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered.

        The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

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  the title of the warrants;

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  the aggregate number of the warrants;

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  the price or prices at which the warrants will be issued;

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  the currencies in which the price or prices of the warrants may be payable;

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  the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

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  the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

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  if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

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  the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

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  the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

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  the minimum or maximum amount of the warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of any federal income tax considerations; and

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  any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Plan of Distribution

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. We will file a post-effective amendment to the registration statement of which this prospectus is a part to name any underwriters with respect to "at the market" offerings pursuant to Rule 415(a)(4)(iv). For all other offerings, the prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to Cygnus, any underwriting discounts and other items constituting underwriters' compensation, and public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

        If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

        If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

        The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

        Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof.

        Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

        If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal, at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

        Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on Nasdaq. Any common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on Nasdaq, subject to official notice of issuance. Any underwriters to whom securities are sold by Cygnus for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on Nasdaq.

Legal Matters

The validity of the common stock, preferred stock, depositary shares, debt securities and warrants offered pursuant to this prospectus will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, counsel to Cygnus, Inc. Certain legal matters in connection with the offered securities will be passed on for the underwriter(s), dealer(s) or agents by a law firm identified in a prospectus supplement to this prospectus.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about us is also available at the Nasdaq National Market, where our common stock is listed.

        The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 for so long as this Registration Statement remains effective.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

  1.
  Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 2000;

  2.
  Quarterly Report on Form 10-Q of Cygnus for the fiscal quarter ended March 31, 2001.

  3.
  Current Reports on Form 8-K dated March 8, 2001 and March 23, 2001;

  4.
  The description of common stock contained in Cygnus' registration statement on Form S-1 filed on December 21, 1990; and

  5.
  The description of our Series A Junior Participating Preferred Stock contained in the registration statement on Form 8-A12B/A filed December 14, 1998.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Cygnus, Inc.
  400 Penobscot Drive
  Redwood City, California 94063
  Attention: Corporate Communications
  Telephone requests may be directed to: (650) 369-4300
  Facsimile requests may be directed to: (650) 599-2503

Cygnus, Inc.

8,600,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

                    , 2002

CIBC World Markets

Robertson Stephens

You should rely only on the information contained in this prospectus supplement and accompanying prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and accompanying prospectus is correct only as of the respective dates of this prospectus supplement and accompanying prospectus, regardless of the time of the delivery of this prospectus supplement and accompanying prospectus or any sale of these securities.

QuickLinks

Table of Contents
Prospectus Summary
  Our Company
  Diabetes
  Managing Diabetes
  Our GlucoWatch Biographer
  Clinical Data
  Sankyo Agreement
  Our Strategy
  Other Information
  The Offering
  Summary Consolidated Financial Data (in thousands, except per share data)
Risk Factors
Forward-Looking Statements
Common Stock Market Data
Use of Proceeds
Dividend Policy
Capitalization
Business
Management
Underwriting
Legal Matters
About this Prospectus
Cygnus, Inc.
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Ratio of Earnings To Fixed Charges
Use of Proceeds
Description of the Common Stock And Preferred Stock We May Offer
Description of the Depositary Shares We May Offer
Description of the Debt Securities We May Offer
Description of the Warrants We May Offer
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information